
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 7, 2011

<u>Via E-mail</u>
Timothy W. Carnahan
President, Chief Executive Officer and
Principal Financial Officer
Cyios Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC 20004

>   **Re: Cyios Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 1-35118**

Dear Mr. Carnahan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief